SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X      Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes            No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

FOR IMMEDIATE RELEASE

For more information contact:
Albert Trefts, Jr. Investor Relations (1) 847 955 3821
Ritch Anderson, Corporate Communications (1) 847 955 3953
CNH REORGANIZES TO FOCUS ON BRANDS
Lake Forest, Illinois (September 30, 2005) — CNH Global N.V. (NYSE: CNH) today announced it will reorganize its operations into 4 distinct global brand structures: CaseIH and New Holland agriculture and Case and New Holland construction equipment.
“This represents an aggressive transformation agenda to invigorate our brands, whose heritages and loyal dealer networks are our most powerful asset. We’re convinced that organizing the company around the brands is a strong first step to increase shareholder return,” said CNH President and CEO Harold Boyanovsky. “CNH has been underperforming the industry and the challenge for CNH, as with all Fiat Group companies, is to achieve competitive excellence over the next two years. Realizing our growth plans requires a resolute focus for each of our brands to satisfy even more the differentiated needs of brand dealers and customers. I am determined to deliver on this commitment to our loyal dealers and customers. It is the key enabler for bringing our financial performance in line with the Board and shareholder expectations.”
Four presidents with full profit and loss accountability for their global brands are appointed.
Heading the agricultural business are Mario Ferla, CaseIH and Marco Mazzú, New Holland.
Mario Ferla the chief operating officer for CNH Capital since 2001 has led the growth of CNH’s financial services into one of the world’s largest captive equipment financing businesses. Mario came to CNH after twenty-two years with GE including international senior executive assignments in Mexico, Austria and Italy.
Marco Mazzú was appointed earlier this year as president of the agricultural business in Europe following a successful stint as president of the agricultural business in Latin America. Marco joined CNH in 2003 after holding executive roles with various Fiat Group companies.
Heading the construction equipment business are Jim McCullough, Case and Franco Fenoglio, New Holland.
Jim McCullough since 2003 has been president of the North America construction equipment business accountable for the Case and New Holland global brands and the regional Kobelco brand as president and CEO of CNH’s joint venture with Kobelco. In his fifteen years with Case Corporation and CNH, Jim has an extensive sales and marketing background in the construction equipment industry.
Franco Fenoglio comes to CNH from Iveco, Fiat’s truck division, where he was most recently senior vice president for international operations and business development, including strategic alliances and business growth initiatives. In fourteen years there, he has held numerous senior level positions involving all aspects of sales and marketing.

These global brand business leaders will be supported by company-wide functions of Product Development, Manufacturing, Parts and Service, Supply Chain and Logistics, Quality, CNH Capital and Strategic Sourcing whose role is to provide world class products, services and customer support.
The previous functions of global presidents responsible for the agricultural and construction equipment business are eliminated. Roland Sundén, Ag president since January 2004, has left the company.
# # #
CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

September 30, 2005